June 4, 2024

Kellie Kim and Isaac Esquivel
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:    Crown Castle Inc.
Form 10-K for the fiscal year ended December 31, 2023
File No. 001-16441

Dear Ms. Kim and Mr. Esquivel,

We are responding to your recent letter in which you provided comments on the Crown Castle Inc. (“Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed on February 23, 2024 (“Form 10-K”). For the convenience of the Staff, the Staff’s comments are reproduced and are followed by the Company’s response.

Staff Comment:

Form 10-K for the fiscal year ended December 31, 2023

Notes to Consolidated Financial Statements
Note 3. Revenues, page 66

1.We observed a decrease in total contracted amounts from $40.2 billion as of December 31, 2022 to $38.7 billion as of December 31, 2023. However, we note an increase in total deferred site rental receivables for the same comparable periods. Please provide us with the factors contributing to these fluctuations and the relationship between contracted amounts and deferred site rental receivables. Also, please consider expanding your MD&A disclosure to address the facts and circumstances that drove the changes and whether these fluctuations represent a trend that have or are reasonably likely to have a material impact on your operations. Refer to Item 303 of Regulation S-K.

Company Response:

The Company acknowledges the Staff’s comment and advises the Staff that total contracted revenue and deferred site rental receivables are two measures that generally move independently of each other despite being related to common underlying customer agreements. As such, the Company does not believe that there is meaningful disclosure that should be provided pursuant to Item 303 of Regulation S-K. As discussed in more detail below, total contracted revenue increases immediately upon execution of a new customer agreement, and then begins to decrease (upon commencement of customer payments) until the contract either expires or, in some cases, is extended or renegotiated. In contrast, the deferred site rental receivables balance typically will increase during the first half of the agreement term and decrease during the second half of the agreement term. Thus, while the Company’s total contracted revenue amount and deferred site rental receivable balance are both affected by the execution of the same underlying customer agreements, these measures will not move in tandem with each other during the term of these agreements. To explain this dynamic in more detail, the Company has provided a brief background of the two items referenced in the Staff’s comment.

Total contracted revenue

The Company’s total contracted revenue represents amounts owed to the Company by tenants pursuant to tenant agreements relating to both its Towers and Fiber segments. Typically, when a new agreement is entered into with a tenant, the aggregate annual cash flows to be received under such agreement serve to increase the total contracted revenue balance for the applicable year(s), as presented in the contracted amounts table included in Note 3. Revenues in the Company’s Form 10-K for the year ended December 31, 2023. Once the term of agreement commences and the Company begins to receive the associated amounts due from the tenant under the agreement, the respective contracted revenue balance begins to decline, and that balance continues to decrease until the contract either expires or, in some cases, is extended or renegotiated. Upon extension or renegotiation, any new contracted amounts to be received by the Company would serve to increase the total contracted revenue balance.

At any given time, including as of December 31, 2023, and December 31, 2022, the vast majority of the Company’s total contracted revenue balance is associated with its Towers segment and represents amounts due under master lease agreements (“MLAs”) with its major wireless carrier customers; these MLAs typically have multiple year terms. In addition, due to the long-term nature of our typical MLAs and the concentration of our business across a small number of major wireless carrier tenants, it is not unusual for there to be annual periods during which no MLAs are entered into or renegotiated.

In summary, increases to total contracted revenue are typically driven by new agreements with tenants and occur when such agreements are executed, renewed or renegotiated. In contrast, decreases to total contracted revenue generally occur over a period of time, i.e., over the term of the agreement as the tenant remits the associated amounts due to the Company under such agreement.

Deferred site rental receivable

Most of the Company’s tenant agreements in its Towers segment, including MLAs with its major wireless carrier customers, contain fixed escalation clauses (such as fixed-dollar or fixed-percentage increases) or inflation-based escalation clauses (such as those tied to the change in the Consumer Price Index (“CPI”)), which serve to increase the rental rates over the life of the agreements. The escalations typically take effect on a specific date once per year during the term of the agreement (e.g., each January 1st or each July 1st). In accordance with ASC 842, for each of its tenant agreements, the Company calculates the total cash flows to be received under the non-cancelable term of the agreement (taking into account terms such as fixed escalators, upfront payments, or rent-free periods) and recognizes such cash flows as site rental revenues on a straight-line basis over the respective noncancelable term. As a result, a portion of the site rental revenues recognized in a given period represents cash collected or collectible in other periods. In a typical tenant agreement that contains fixed escalation provisions, during the first half of the agreement, the amount of site rental revenue recognized on a straight-line basis will exceed the amount of cash collected for that respective agreement; during the second half of the agreement, the reverse is true, i.e., the cash collected exceeds the amount of site rental revenue recognized on a straight-line basis. While some tenant agreements in the Company’s Fiber segment may contain escalation provisions, such escalation terms are most prevalent, and have the most significant impact, within the Company’s Towers segment.

The deferred site rental receivable balance represents, at any given time, the cumulative excess of site rental revenues recognized for tenant agreements on a straight-line basis over the amount of corresponding cash received for such tenant agreements. Consistent with the discussion in the preceding paragraph, for an individual tenant agreement, including an MLA, the balance of deferred site rental receivable will generally increase during the first half of the term of the agreement (when revenue recognized exceeds cash collected) and decrease during the second half of the term (when cash collected exceeds revenue recognized), as the amount of annual site rental revenues recognized on a straight-line basis remains unchanged during the contract period.

The Company confirms to the Staff that it applies the requirements of ASC 842 regarding straight-line revenue recognition to each of its agreements on an individual basis. In addition, when the Company calculates its straight-line site rental revenues, it considers all fixed elements of tenant contractual escalation provisions, even if such escalation provisions contain a variable element (such as an escalator tied to CPI) in addition to a minimum.

Discussion

In this section, the Company addresses the Staff’s comments on specific movements during 2023. With respect to total contracted revenues, the decrease from year end 2022 to 2023 was primarily attributable to our Towers segment and reflected the fact that the Company did not enter into any significant new MLAs during 2023. More specifically, the decrease associated with payments received from customers pursuant to previously-signed agreements for the majority of our tenant agreements was greater than the amount of increases attributable to renewals and new leasing activity during 2023 across the Company’s Towers and Fiber segments. The vast majority of the Company’s contracted revenue relates to its MLAs with major wireless carrier customers; accordingly, the Company experiences larger increases to its total contracted revenue balance during years in which long-term MLAs are entered into, followed by a period of more moderate fluctuations, including decreases, to the overall balance during the term of the agreement as the Company recognizes previously-contracted revenue. The phenomenon of large increases to contracted revenue in one period followed by gradual declines in subsequent periods is consistent with the Company’s business model, as the Company enters into new MLAs infrequently, given the typical long tenure of such MLAs and the fact that a substantial portion of the Company’s site rental revenues is derived from a small number of major wireless carrier customers.

To further illustrate the impact of significant MLA activity on total contracted revenue, it is worth noting that the Company experienced the opposite phenomenon in 2022. The most recent major MLA the Company entered into was signed with T-Mobile in January 2022 (“T-Mobile MLA”). The T-Mobile MLA alone increased the Company’s total contracted revenue balance by approximately $12 billion, and the increase in total contracted revenue from $31.3 billion at December 31, 2021, to $40.2 billion at December 31, 2022, was primarily a function of the T-Mobile MLA (partially offset by normal revenue recognition due to the passage of time).

Turning to the deferred site rental receivables balance, the increase of approximately $274 million during 2023 was primarily driven by straight-line revenue recognition related to its two then most recently-signed significant MLAs, including the T-Mobile MLA. There was a corresponding increase of $401 million in the deferred site rental receivable balance during 2022.

During both 2022 and 2023, a majority of the site rental revenues recognized was associated with agreements, inclusive of the aforementioned two recently-signed MLAs, that are, in the aggregate, in the early portion of their terms, where the revenue recorded is greater than the cash received, thereby driving an increase to the deferred site rental receivable balance. The Company expects that its deferred site rental receivable balance will continue to increase, albeit at a slower rate (pending execution of any new significant MLAs) until the aggregate site rental revenues recognized is associated with agreements that have reached the point of inflection where cash received exceeds the amount of straight-line revenues recognized, at which time the balance of deferred site rental receivable will start to decrease.

In summary, the situation wherein there was a decrease to the Company’s total contracted revenues during 2023 combined with an increase to the balance of deferred site rental receivable during the same period is not unusual, and this relationship is consistent with the Company’s ordinary course of operations, including the periodic cadence of its execution of MLAs with major wireless carrier customers. The Company respectfully submits that while its total contracted revenue amount and deferred site rental receivable balance are ultimately both affected by execution of the same underlying customer agreements, particularly MLAs with its major wireless carrier customers, the movement of these two measures will not be aligned over the term of such agreements.

The Company advises the Staff that, in regard to the Company’s total contracted revenue amount and deferred site rental receivable balance, there were no material events that occurred, or trends identified, that would require disclosure under Item 303 of Regulation S-K in addition to what the Company already discloses in the ordinary course. However, in response to the Staff’s comment and in an effort to provide additional analysis, in future quarterly and annual filings the Company will include in its MD&A disclosures language highlighting the impact, when material, on site rental revenues recognized on a straight-line basis of new and recently-executed MLAs with its major wireless carrier customers.

As the Company believes the measures of total contracted revenue and deferred site rental receivable are independent of each other, the Company does not believe Item 303 of Regulation S-K requires disclosure as to the reasons why the measures might move independently of each other during a given period. The Company will continue to evaluate any potential disclosure requirement in the future, and if a material event or trend is identified, the Company will make the appropriate disclosure at that time.

Note 13. Leases, page 79

2.Please tell us your consideration for expanding your disclosure to provide disclosures required by ASC 842-20-50-4, as applicable, for your finance leases.

Company Response:

The Company acknowledges the Staff’s comment and advises the Staff that of the $1.4 billion balance in net property and equipment associated with finance leases and associated leasehold improvements as of December 31, 2023, the vast majority is related to towers subject to master prepaid lease agreements with AT&T and T-Mobile, for which there are no associated finance lease obligations. The agreements were executed in connection with transactions consummated with AT&T (in 2013), T-Mobile (in 2012) and companies that are now part of T-Mobile (in 2007), each of which afforded the Company the exclusive right to lease, operate or otherwise acquire communication sites in exchange for cash consideration at the time the agreements were executed.

Excluding amounts related to the master prepaid lease agreements, as of December 31, 2023, there was $21 million of net property and equipment associated with finance leases for which there is an associated lease obligation of $8 million, all of which is related to vehicle and certain fiber finance leases; the interest expense associated with these finance leases was less than $2 million during 2023. The Company advises the Staff that it considered such balances not to be material for purposes of including all of the disclosures outlined in ASC 842-20-50-4.

In future filings, in order to provide additional clarity, the Company will separately disclose the balances attributable to the Company’s master prepaid lease agreements and the vehicle and certain fiber finance leases. Beginning with the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2024, the Company undertakes to revise the disclosure as follows:

Additionally, in future filings, the Company will include a footnote similar to the following to the line item “Finance leases and other obligations” that is found in the table in Note 4. Debt and Other Obligations, page 69 of the 2023 Form 10-K: “(i) Of which $8 million and $9 million represents obligations under finance leases for December 31, 2023, and 2022, respectively.”

* * * *

If you would like to discuss our responses to the comment or if you would like to discuss any other matters, please contact the undersigned at (713) 570-3000. In my absence, please contact Edward B. Adams Jr., Executive Vice President and General Counsel at (713) 570-3000.

     Sincerely,

/s/ Daniel K. Schlanger
Daniel K. Schlanger Executive Vice President and Chief Financial Officer

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